VIA COURIER

Rufus Decker, Accounting Branch Chief	March 16, 2018
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, DC 20549
United States

Dear Sir:

Re:    SSR Mining Inc.
Form 40-F for fiscal year ended December 31, 2016
Filed March 23, 2017
File No. 001-35455

SSR Mining Inc. (formerly Silver Standard Resources Inc.) (the “Company”) hereby acknowledges receipt of the comment letter dated February 9, 2018 from the staff (the “Staff”) of the United States Securities and Exchange Commission concerning the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2016 and hereby submits this letter in response. In addition, we reference our letter dated Mach 7, 2018 requesting an extension to respond to on or about March 15, 2018. The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Consolidated Financial Statements for the fiscal year ended December 31, 2016

Note 2(i)(ii) Exploration and evaluation expenditures, page 16

1.
In your response to comment 1 you state that your threshold for demonstrating technical feasibility and commercial viability in regards to permits, social license and other authorizations is higher than "reasonable confidence" but rather is based on whether it is ''probable that all regulatory requirements for a project to start to be developed can be confidently fulfilled." We note that the CIM Definition Standards state that a Mineral Reserve is the economically minable part of a mineral resource supported by a Feasibility or Preliminary Feasibility Study that includes "adequate information on mining, processing, metallurgical, economic

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
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Vancouver, BC, Canada V7X 1G4

and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified." [emphasis added] Please clarify whether it is your conclusion that the existence of proven and/or probable Mineral Reserves consistent with the CIM definition standards does not constitute a probable future benefit sufficient to justify capitalization of expenditures pursuant to IAS 16.

Response:

IAS 16 requires a probable benefit to the Company to justify capitalization of expenditures, which is broadly consistent with our accounting policy for capitalizing exploration and evaluation costs in accordance with IFRS 6. This is generally consistent with the establishment of Mineral Reserves, but not always.

We believe that in certain circumstances the interpretation of what is of probable benefit to the Company under our accounting policy may be different from the criteria a Qualified Person (QP) would apply consistent with the CIM definition. For example, the CIM definition states that ‘economic extraction could reasonably be justified”, whereas our accounting policy relies upon the concept of a probable benefit to the Company, which may be different. Our consideration of determining whether there is a probable benefit to us also considers other factors in the context of our organization, such as our ability to fund, external financing requirements, social license, returns on investment etc. that would be critical for us to make a development decision.

Our reclassification of assets from Exploration and Evaluation assets (IFRS 6) to mineral property assets (IAS 16) is not directly based upon probable benefit (as that has already been established through our IFRS 6 accounting policy), but rather when we consider a project to be technically feasible and commercially viable in accordance with IFRS 6. We believe that in certain circumstances, the presence of a Mineral Reserve alone is not sufficient to demonstrate the technical feasibility and commercial viability of a project to the Company.

This circumstance is evidenced by our Pitarrilla project, in Durango State, Mexico, which had a Mineral Reserve estimate defined in a feasibility study completed in December 2012. At the time the Pitarrilla Feasibility study was completed in 2012, we had reasonable expectations of obtaining all approvals for the project, so thereafter we capitalized expenditures in accordance with our accounting policy for exploration and evaluation assets under IFRS 6. However, other factors existed that led us to conclude that we could not establish commercial viability within the context of our accounting policy. The project required capital expenditures beyond our capability to fund. Advancing the project required a partner and/or significant financing and our confidence in the outcome of those processes was sufficiently uncertain to preclude concluding

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that it was commercially viable. As a result, further costs continued to be capitalized but were not reclassified as a mineral property.

2.
The CIM Definition Standards state "The term "Mineral Reserve" need not necessarily signify that... all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals." In regards to your properties for which you have established Mineral Reserves but believe you have not yet demonstrated technical feasibility and commercial viability, please clarify whether you have a reasonable expectation of receiving all necessary government approvals and other similar obstacles to economic extraction. Please also provide us with specific examples of instances where you have had a reasonable expectation of obtaining approvals or satisfying regulatory requirements (e.g., permits, social license or authorizations) sufficient to establish Mineral Reserves, but an insufficient level of confidence necessary to demonstrate technical feasibility and commercial viability

Response:

We currently only have one project where we have established a Mineral Reserve but believe the probable benefit of the project has not been established, our San Luis project in Peru. A Mineral Reserve was established as mineral extraction could be justified, based upon our QPs assessment of all aspects of the project including the receipt of appropriate authorizations. However, it was our opinion that to be able to conclude under our accounting policy that there is a probable future benefit to the Company, surface use agreements with two local communities needed to be further advanced as they were highly complex and challenging. As a result, no costs associated with this project have been capitalized, either under IFRS 6 or IAS 16.

If you have any further questions or additional comments concerning the foregoing, please contact me at (604) 689-3846.

Sincerely,

Signed "Greg Martin"

Greg Martin
Senior Vice President and Chief Financial Officer

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